

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 26, 2016

<u>Via E-mail</u>
Mr. Ted M. Johnson
Chief Financial Officer and Treasurer
American Equity Investment Life Holding Company
6000 Westown Parkway
West Des Moines, Iowa 50266

      Re: American Equity Investment Life Holding Company
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed February 27, 2015
             File No. 001-31911

Dear Mr. Johnson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Sharon M. Blume

                          Sharon M. Blume
                          Accounting Branch Chief